Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	At or For Year Ended December 31,
	2003	2002	2001	2000	1999
		(Dollars in thousands)
Earnings:
1. Income before income taxes	$34,453	$35,513	$28,233	$23,662	$20,695
2. Plus interest expense	23,164	30,337	45,907	48,861	35,463
3. Earnings including interest on deposits	57,617	65,850	74,140	72,523	56,158
4. Less interest on deposits	16,582	22,244	32,405	32,244	24,966
5. Earnings excluding interest on deposits	$41,035	$43,606	$41,735	$40,279	$31,192

Fixed Charges:
6. Including interest on deposits and capitalized interest	$23,164	$30,337	$45,907	$48,861	$35,463
7. Less interest on deposits (Line 4)	16,582	22,244	32,405	32,244	24,966
8. Excluding interest on deposits	$ 6,582	$ 8,093	$13,502	$16,617	$10,497

Ratio of earnings to fixed charges:
Including interest on deposits (Line 3 divided by Line 6)	2.49	2.17	1.62	1.48	1.58
Excluding interest on deposits (Line 5 divided by Line 8)	6.23	5.39	3.09	2.42	2.97